



Ken Ramirez • 3rd

Sales Leadership Executive

Greater San Diego Area

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Bali-juice

University of San Francisco

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500+ connections

Ken's Activity

1,848 followers



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Beyond Sausage Debuts at All Whole Foods Nationwide

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Day of the Dons - April 19, 2018

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Filoli Gardens: Cultivating Old World Tastes in New World California

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Thank you everyone for the shout outs !! Time flies !! Please stop by...

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🔥🔥🔥 Custom fabricated dad hats for the amazing team at Dannon...

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Beverage

We are humbled that Beverage Industry Magazine has featured L.A....

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Experience



Co-Founder

Bali-juice

Jul 2017 – Present • 10 mos

Solana Beach, CA

Managing Director

Kona Consulting LLC

Jun 2017 – Present • 11 mos

Solana Beach, CA

CPG business solutions firm focused on providing value by building sales capabilities and a positive winning culture. Performance based and customer focused emphasizing the 4 C's : Culture, Connectivity, Customer and Consumer.



Bacardi

Vice President , National Accounts (NRS / NOP)

Bacardi

Jan 2016 – Jun 2017 • 1 yr 6 mos



Director - National Retail Sales

Bacardi

Jul 2015 – Dec 2015 • 6 mos

West Region



Vice-President, Field Sales West - Kroger Team

The Coca-Cola Company

Jan 2014 – Jun 2015 • 1 yr 6 mos

Western US

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Education



University of San Francisco

Bachelor's degree

1985 – 1988

Volunteer Experience



Executive Board Member

Junior Seau Foundation

May 2002 – Present • 16 yrs